EXHIBIT 12.1

CADIZ INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,
($ in thousands)	2014	2013	2012	2011	2010

Earnings:
Pre-tax loss from continuing operations	(18,877)	(22,671)	(19,885)	(16,830)	(15,893)

Fixed charges (see detail below)	8,518	7,644	6,817	5,704	4,734

Pre-tax loss from continuing operations plus fixed charges	(10,359)	(15,027)	(13,068)	(11,126)	(11,159)

Fixed charges:
Interest expense, net	8,518	7,644	6,817	5,704	4,734

Total fixed charges	8,518	7,644	6,817	5,704	4,734

Excess of Fixed Charges over Earnings	18,877	22,671	19,885	16,830	15,893

Excess of Combined Fixed Charges and Preferred Stock Dividend Requirements over Earnings	18,877	22,671	19,885	16,830	15,893

For the purpose of calculating both the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividend requirements, earnings represent net income from continuing operations before the cumulative effect of change in accounting principles, less undistributed equity earnings, plus applicable income taxes plus fixed charges.  Fixed charges, excluding interest on deposits, are comprised of interest expense (other than on deposits).  There were no preferred stock dividend requirements during these periods.